September 3, 2010

Mr. Kevin W. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:           Dime Community Bancshares, Inc.
Form 10-K for the year ended December 31, 2009
Form 8-K filed July 23, 2010
File No. 000-27782

Dear Mr. Vaughn:

We are in receipt of your correspondence dated August 6, 2010. By way of introduction, The Dime Savings Bank of Williamsburgh ("Dime" or the "Bank"), the major subsidiary of Dime Community Bancshares, Inc. (the "Company") was formed in 1864.  For the past 40 years, its lending business, the primary source of interest income, has been mortgages collateralized by commercial real estate.  The majority of this mortgage collateral is multifamily apartment houses in New York City.  The key elements contributing to the stability and performance of these assets, especially during the most recent credit crisis, are the application of conservative origination and underwriting policies and procedures to an asset class that is, by its nature, relatively low risk.  Further, New York State rent regulations to which a significant portion of Dime’s collateral is subject, and the confined geographic boundaries of New York City, where most of the Bank’s collateral is located, have supported the high credit quality of these assets.  As a result, Dime’s troubled assets (non-current loans and ORE) continue to be minimal and compare favorably to most peer groups.  For example, as reported by The Office of Thrift Supervision, Dime’s troubled assets were a scant 0.73% of total assets as of June 30, 2010.  Nationally, for all thrifts, troubled assets were 3.21% of total assets.  As of December 31, 2009, these numbers were 1.05% for Dime, and 3.25% nationally.  Also as of June 30, 2010, Dime's non-performing assets were only 0.43% of total assets.

Following are the Company’s responses to your comments.

            Form 10-K for the year ended December 31, 2009

Item 1. Business

Asset Quality

TDRs, page F-13

1.
We note your disclosures here related to modified or restructured loans that qualify as troubled debt restructurings (TDRs) as well as your disclosure on page F-14 related to modified or restructured loans that do not qualify as TDRs. Please tell us and revise future filings to address the following:

a.
Describe the key features of your loan modification program(s), including a description of the significant terms modified and the typical length of each of the modified terms. Please provide this information separately for loans that are collateral-dependent and loans that are not collateral-dependent.

RESPONSE: For purposes of all responses in this correspondence, the Bank divides modified or restructured loans into two distinct categories.  The first category, deemed “restructured loans,” is comprised of loans in which the loan agreement has been modified in a manner that meets the definition of a troubled-debt restructuring (in accordance with ASC 310-40-15).  The second category, deemed "modified loans," is comprised of loans in which a temporary modification of the loan agreement has been granted (with no forgiveness of principal or interest).

As noted in the December 31, 2009 filing, the Bank had 8 performing modified loans, totaling $28.5 million.  This represented approximately 0.84% of the Total Loans outstanding at the end of the period.  Nearly 100% of the Total Loan portfolio is real estate collateralized, and none of the remaining “Other Loans” ($3.2 million) have been modified.

The typical length of a modification has been twelve (12) months.

The Bank specializes in commercial real estate lending, primarily originating loans secured by multi-family apartment houses, approximately 90% of which are located in New York City and Nassau County.  Loans are based upon the cash flow generated by the collateral properties; therefore rental income is the primary source of a borrower’s ability to fund debt service.

Modified loans were granted by the Bank to borrowers who requested cash flow relief in order to assist them through periods of sub-optimal occupancy.  The key features of the modified loans are: 1) temporary and/or minor reductions in the cash flow requirements of debt service; and 2) no forgiveness of contractual principal and interest amounts due to the Bank.  The relief granted via modified loans has been provided in the form of either: (1) temporary suspension of monthly principal amortization; or (2) either a temporary reduction of interest rate, or a permanent reduction to an interest rate higher than that offered a prime borrower and generally reflective of the credit condition of the loan at the time of modification.  In consideration of paragraph 12c of ASC 310-40-15, the interest rate offered the borrower was consistent with an interest rate that: 1) we would have offered a different borrower with comparable loan-to-value and debt service coverage ratios (after recognizing the sub-optimal rental status in determining such loan-to-value and debt service coverage ratios); and 2) the borrower could have received from another financial institution at the time of modification.  To date, no loans have had their maturities extended, nor would this be a typical negotiable item for the Bank.

Any loan modification that either: 1) reduces the contractual rate below market as defined in the previous paragraph; or 2) forgives principal owed would be deemed a restructured loan.  Since the Bank is an active prime multifamily residential and commercial real estate lender, it has continuous access to marketplace rates for such properties.  Any adjustments to lending rates for loans experiencing sub-optimal lending conditions would be authorized under the loan approval and underwriting polices outlined on page F-11 of the Company's Annual Report on Form 10-K.

None of our modified loans were collateral dependent upon modification (as defined in ASC 310-40-15).

b.
Your disclosure on page F-12 only mentions modifications on multi-family real estate or commercial loans as being considered to be TDRs. Please explain how you considered TDR classification for other types of loans.

RESPONSE:  The Bank only had $132.4 million of single-family and cooperative apartment loans in its portfolio, representing 3.91% of the Total Loans outstanding at December 31, 2009.  The Bank has not received any request to enter into a loan modification with any of these borrowers.  Please note that the Bank considers its construction loans as multi-family or commercial loans for purposes of this discussion.

c.
Quantify your restructured loans by type of concession made (e.g. reduction in interest rate, payment extensions, forgiveness of principal, etc.), and provide a narrative disclosure addressing your success/re-default rates for each type of concession. Please provide this information separately for loans that are collateral- dependent and loans that are not collateral-dependent.

RESPONSE: Since the beginning of the downturn of this most recent credit cycle, the Bank has entered into modification agreements affecting 38 loans.  In several cases, there are loans with common ownership.  The following tables provide a breakdown of the restructured / modified loans by type of concession made:

RESTRUCTURED LOANS
Category	# of Loans	Amount	Reduction of Interest Rate for remaining term	Temporary Reduction of Interest Rate	Forgiveness of Principal or Extension of Maturity Date	Reduction of outstanding principal due, or reduction of accrued interest	New Rate Below Market	Temporary Suspension of Amortization
A	1	$ 1,040,041	Y	-	-	Y	-	Y
A1	1	2,550,000 *	Y	-	-	Y	Y	Y
B	1	1,726,584*	Y	-	-	-	-	Y
	3	$ 5,316,625

* These loans were non-accrual troubled debt restructurings at December 31, 2009.

Please note that on page F-13 of the Annual Report on Form 10-K, reference was made to a modification of five loans totaling $13.1 million that would meet the criteria of a troubled debt restructuring.  This modification agreement never fully materialized. These loans were sold in June 2010 and are thus excluded from the above table.  The loan in category A has remained current with its restructuring agreement.  The borrowers for the two loans shown in categories A1 and B have failed to honor their respective restructuring agreements, and the loans are more than 90 days delinquent (and have thus remained on non-accrual status).

MODIFIED LOANS
Category	# of Loans	Amount	Reduction of Interest Rate for remaining term	Temporary Reduction of Interest Rate	Forgiveness of Principal or Extension of Maturity Date	Reduction of outstanding principal due, or reduction of accrued interest	New Rate Below Market	Temporary Suspension of Amortization
A	1	$1,670,893	Y	-	-	-	-	Y
B	3	2,594,580	-	Y	-	-	-	Y
C	24	48,455,359	-	-	-	-	-	Y
D	7	3,498,989	Y	-	-	-	-	-
	35	$ 56,219,821

The loan in category A was current as of June 30, 2010.  Two of the three loans in category B were current as of June 30, 2010.  The remaining loan, with an outstanding principal balance of $1.8 million, was 30 to 59 days delinquent as of June 30, 2010.  Of the 24 loans in category C: (a) 2 loans totaling $1.2 million were satisfied during the first six months of 2010, and one additional loan for

$835,000 is expected to be satisfied upon resolution of an estate sale of the underlying collateral property; (b) 13 loans totaling $40.2 million were current and 3 loans totaling $1.7 million were less than 30 days delinquent as of June 30, 2010; (c) 3 loans totaling $1.7 million were delinquent between 30 and 89 days as of June 30, 2010; and (d) one loan totaling $2.9 million subsequently defaulted and was on non-accrual status as of June 30, 2010.  Of the seven loans in category D, six were current as of June 30, 2010 and the remaining loan subsequently defaulted and was on non-accrual status at June 30, 2010.  The two loans in categories C and D that subsequently defaulted during the first six months of 2010 were individually evaluated for impairment at June 30, 2010, and have been, and will continue to be, reviewed for potential disclosure as non-accrual troubled debt restructured loans.

Only loans that entered non-performing status subsequent to being restructured or modified were deemed collateral dependent impaired loans.

d.	Quantify and provide a narrative discussion of the number of second/junior liens held where the first loan has been modified, including how the allowance is developed for the second liens.

RESPONSE: There is currently one second lien on one primary loan on which the total debt due has been modified.  The loan is performing, and has not been deemed impaired.  Performing modified loans which are not also impaired are covered under our general reserve methodology.  If a loan with a second lien becomes impaired, the Bank’s policy would be to first partially or fully charge off  the second lien, then, if necessary, partially or fully charge off the first lien, if and when lower collateral values are determined.

e.	Explain in detail how you consider whether the restructured loans are troubled debt restructurings based on ASC 310-40-15.

RESPONSE: The Company adheres to the language of ASC 310-40-15, which it believes is very explicit as to the criteria upon which to determine whether or not a modified loan qualifies as a troubled debt restructuring.  Based on the characteristics of the loans originated by the Company, the following criteria appear to be among the most operable:

•	Did we, for economic or legal reasons related to the debtor's financial difficulties, grant a concession to a borrower that we would not otherwise consider?

•	Has there been a reduction of interest rate for the remaining loan term, and, if so, what was the primary motivation for this reduction?

•	Has there been an extension of the maturity date with a stated interest rate lower than the current market rate for new debt with similar risk?

•	Is there a reduction of outstanding principal amount due, or a reduction of accrued interest?

Please note that we never accept receivables or equity interests in satisfaction of loans.

f.
If you do not believe certain loan modifications are troubled debt restructurings under ASC 4310-40-15, tell us and revise your future filings to confirm whether you believe the allowance related to the modified loans would not have been materially different if calculated pursuant to paragraph 22 of ASC 310-10-35 (SFAS 114).

RESPONSE:  All of the 35 modified loans in the table shown in response to 1c above, were reviewed individually as part of the analysis of the adequacy of the allowance for loan losses at December 31, 2009.  Of these 35 loans, 33 did not meet the criteria for impairment, since one or more of the following circumstances existed: 1) the borrower demonstrated adequate payment strength to ensure that all original contractual amounts due would be paid in full; 2) the concessions granted were not material enough to warrant impairment when comparing the discounted cash flows of the modified loan to the discounted cash flows of the previous loan; or 3) the estimated fair value of underlying real estate collateral was deemed adequate to ensure that all contractual amounts and requisite disposal costs would be recovered.  Had these loans been considered impaired, they would not have required additional reserves determined in accordance with paragraph 22 of ASC 310-10-35 since there was adequate valuation present to support likely repayment of both principal and interest.

Due to their delinquency status at December 31, 2009, the remaining two loans were evaluated individually for impairment at December 31, 2009, and reserves were established on these loans reflecting estimated disposal costs.  Since the modifications made to these loans were minor, they did not ultimately meet the criteria for troubled debt restructurings.

g.
For the modifications discussed on page F-14 where you note that the concessions were granted due to concerns surrounding the tenant status of the underlying collateral properties, tell us and disclose in detail how you determined these modifications did not meet the criteria of TDRs. Specifically discuss the extent to which the concessions were at current market terms for similar borrowers.

RESPONSE:  The Company adheres to the language of ASC 310-40-15, which it believes is very explicit as to the criteria upon which to determine whether or not a modified loan qualifies as a troubled debt restructuring (re: response 1e, above).  The verbiage “concerns surrounding the tenant status of the underlying properties” is meant to indicate that the owner seeks some cash flow relief through a temporary period of sub-optimal tenancy.  Please refer to our responses to 1a and 1d above for a discussion of the relevant factors considered in making the determination that the loans did not meet the criteria of a troubled debt restructuring.

We will revise future filings in accordance with the Staff's comments.

h.
Disclose how you determine if the borrower has demonstrated performance under the previous terms and has shown the capacity to continue to perform under the restructured terms. Disclose your policy regarding how many payments the borrower needs to make on the restructured or modified loan before the loan is returned to accrual status. Specifically disclose the extent to which restructured loans at December 31, 2009 and March 31, 2010 were shown as nonaccrual Ioans within nonperforming loans.

RESPONSE:  Performance under both the previous and restructured terms is evaluated by the borrower's current payment status.  The evaluation of the borrower's capacity to perform under the restructured terms also results from a debt service analysis to determine whether the collateral property provides sufficient cash flows for the borrower to maintain the restructured loan on current status.  The Bank returns a non-performing restructured loan to accrual status after it has complied with the restructuring provisions for a minimum of six months.  This policy will be stated in all future filings.

Two restructured loans, totaling $4.3 million, were nonaccrual loans as of December 31, 2009 and March 31, 2010.

i.	Clearly and comprehensively discuss your non-accrual policies for restructured loans. Please clarify if you have different policies for different restructured loan types.

RESPONSE: At the time a modification or troubled debt restructuring is agreed to between the Bank and the borrower, a loan can be in one of two statuses: performing or non-performing.  According to Bank policy, accruals cease when a loan becomes non-performing (generally after three consecutive monthly payments are missed).  Therefore, if a loan is non-performing (and non-accruing) at the time it is modified or restructured, it continues being classified as a non-accrual loan until the borrower has demonstrated compliance with the modified loan terms for a period of at least six months.  On the other hand, if at the time of modification or restructuring the loan is performing (and accruing), it will remain accruing throughout its modification/restructuring period, unless three consecutive monthly payments are not made under the modification agreement, and the loan thus becomes non-performing in accordance with the policy disclosed on page F-12 of the Annual Report on Form 10-K.  All modified and restructured loans are treated in a manner consistent with this policy.

j.
For loans that accrue interest at the time the loan is restructured, tell us and disclose whether you generally charge-off a portion of the loan. If you do, please tell us how you consider this fact in determining whether the loan should accrue interest. If you continue to accrue interest, tell us in detail and disclose how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

RESPONSE:  There were no instances in which a partially charged-off restructured loan was accruing interest.

Accrual of interest was continued on modified loans due to 1) the temporary nature of the modification; 2) the borrower making payments in a manner sufficient to retain the loan on accrual status; and 3) the estimated value of the underlying real estate collateral was deemed sufficient to ensure that all contractual principal and interest amounts would be received by the Bank.

Please refer to our response to 1n for our policy governing the accrual of interest on troubled debt restructured loans.

k.
If impairment is measured based on the present value of expected future cash flows, disclose your policy election regarding how the entire change in present value is reflected in the financial statements. For example, disclose whether the amount is recorded entirely within the provision for loan losses or whether the portion reflecting the amount attributable to the passage of time is recorded as interest income. To the extent that part of the amount is reflected within interest income, please disclose the amount. Refer to ASC 310-10-45 for guidance.

Since all of our loans are collateralized by real estate, an appraisal of the underlying real estate collateral is deemed the most appropriate measure to utilize when evaluating impairment.   Any shortfall in value is accounted for through a charge-off, which would likely impact the level of periodic loan loss provisions.

We will revise future filings in accordance with the Staff’s comments.

l.	In future filings, please revise your disclosures regarding the TDRs described on page F-13 to identify the types of loans involved.

RESPONSE:  Future filings will be adjusted in order to reflect that the troubled debt restructured loans are multi-family residential, commercial and multi-family mixed use in nature.

m.
You state that you only have three TDR loans at December 31, 2009. You state that the first of those three TDR loans were modified during 2008. Tell us how you determined that you had no TDR loans as of December 31, 2008 as you state here.

RESPONSE: The $1.0 million loan you are questioning was on non-accrual status at December 31, 2008, and was thus omitted from the troubled debt restructured loan discussion at December 31, 2008.

Commencing with our 10-K filing for the year ended December 31, 2009, we have noted, within our troubled debt restructuring discussion, the number and dollar amount of loans that have entered into troubled debt restructuring agreements but have not yet returned to accrual status.  Had this disclosure been applied at December 31, 2008, the $1.0 million loan would have been noted as such as of that date.

n.
You also state that the other two TDR loans were modified during 2009 and would meet your criteria for a TDR should they fulfill your criteria for returning to accrual status. Please revise your future filings to more clearly explain what you mean here.

RESPONSE:  All future filings will be revised to disclose that TDR loans that were on non-accrual status at the time of restructuring, remain on non-accrual status until they have remained current with their restructured agreement for a period of at least six months, at which time they will recognized as accruing troubled debt restructured loans.

OREO, page F·13

2.
We note your disclosure that you obtain a current appraisal on OREO "as soon as practicable" after you take possession unless you obtained a current appraisal during the foreclosure process. Please tell us and revise future filings to disclose whether any estimates or adjustments were made and reflected in your financial statements for appraisals in process or that were otherwise delayed for any particular quarter or at year end. If so, please quantify these estimates or adjustments as of each period end. Further, we were unable to locate disclosures related to your impairment policy for OREO. Accordingly, please tell us and revise future filings to disclose your impairment policy for to OREO, specifically addressing whether impairment is determined by means of obtaining updated appraisals or by other internal valuation methodologies. Identify the extent of the valuations obtained from internal sources.

RESPONSE:  At December 31, 2009, we had five OREO properties with an aggregate recorded balance of $755,000, and have historically maintained OREO balances, both in amounts of properties and aggregate balance, at very low levels.  We have generally been able to appraise our OREO properties at or near the time of legal acquisition.  After entering OREO status, the fair value of OREO is reviewed quarterly, and impairment is recognized for any difference between the recorded balance and the lower of either the most recent independent appraised or estimated disposal value of the property.  Disclosure of this impairment policy will be expanded in future quarterly filings.  As for the utilization of internal valuation methodologies, only either contractual or formal marketed values that fall below the appraised value are used when determining the fair value (recorded balance) of OREO at each reporting period.

               Critical Accounting Policies

               Problem Loans - Classified Loans, page F-46

3.
You state on page F-46 that your policy is to immediately charge-off all balances classified as Loss and record a reduction of the allowance for loan losses for the full amount of the loss. You state that you consistently applied this process through 2008 and 2009. Please revise your future filings to quantify the magnitude of the loans on which you engaged in partial charge-offs. Further, please revise to discuss the impact of such partial charge-offs on your ratio of the allowance to non-performing loans, particularly in the context of the significant decreases in this ratio in recent periods.

    RESPONSE:  In future filings, management will quantify the magnitude of the loans subject to partial charge-offs and expand the discussion of the relationship between the adequacy of the allowance for loan losses and the level and trend of non-performing loans in the loan portfolio.

Note 6 - Allowance for Loan Losses and Reserve for First Loss Position on Multifamily Loans Sold to FNMA, page F-87

4.
We note you recorded a reserve liability on your first loss position, and that the liability is calculated similar to the calculation of your allowance for portfolio loan losses. We also note your disclosure on page F-15 that you are only liable for principal and interest due to FNMA on these loans up to your first loss position. We note that loans 90-days or more delinquent and other identified delinquent potential problem loans together exceeded your first loss position at March 31,2010 and represented 88.1 % of your first loss position at December 31, 2009, while the reserve recorded against your first loss position represented only 22% and 25% of your first loss position at each period end, respectively. Please address the following:

a.
You disclose on page F-15 that you repurchase loans sold to FNMA with recourse that become 90-days or more delinquent in order to expedite resolution of the loan. Please tell us and disclose in future filings how frequently this occurs and what the financial statement impact is upon repurchase of the loans.

RESPONSE:    The Bank has elected to periodically repurchase delinquent loans from within the FNMA serviced loan pool in order to expedite their resolution and control losses.  All such elections have been made on an individual loan/borrower basis.

All repurchases from Fannie Mae are made at par, and any reserves recognized on the re-acquired loan within the Fannie Mae reserve analysis serve to reduce the recorded balance of the loan when it is transferred to our portfolio.  In most instances, all economic losses realized by the Bank on the re-acquired loans still can be applied against the first loss position, and any material exceptions for individual loans are disclosed in our public filings.

From January 2009 through June 30, 2010, 18 problem loans totaling $24.0 million were repurchased at par from Fannie Mae, and aggregate economic losses of $7.5 million were recognized on these loans, of which $5.3 million were recognized prior to re-acquisition and $2.2 million were recognized subsequent to re-acquisition.  As a result of these losses, the first loss position (off balance sheet) balance has declined by $5.8 million (inclusive of $2.6 million of losses that are pending final approval from Fannie Mae).

With respect to managing the workout, foreclosure or note sale ourselves, since we are fully responsible for all losses on loans up to our first loss position, we have greater incentive to minimize losses, and we believe that had the resolution of these loans been left to Fannie Mae to manage, the ultimate losses recognized would have been greater.

b.	Describe how successful you have been in resolving delinquent loans that you have repurchased from FNMA. Quantify your average loss rates on loans repurchased and the average repurchase rates.

RESPONSE: All loans are repurchased at par.  The average aggregate loss rate on these loans, as determined from the data provided in response 4a above, has approximated $416,000, of which an average of $296,000 was experienced prior to re-acquisition and approximately $120,000 was experienced subsequent to re-acquisition.  It is important to recognize that approximately 42% of the total losses recognized on these re-acquired problem loans were experienced on one problem borrower relationship, and it is therefore difficult to draw a meaningful correlation between the loss experience realized on these loans and the expected future losses existing within the remaining portfolio of loans sold to Fannie Mae that are subject to the first loss position.

c.
Tell us and disclose in greater detail how you calculate the reserve liability against your first loss position, including how you consider the balance of loans 90-days or more delinquent and/or other delinquent potential problem loans in your calculation.

RESPONSE: The reserve liability, similar to our calculation for our allowance for loan losses, is divided into two components: performing and non-performing loans.  Provisions for performing loans are applied the same loss percentage at origination as is applied to comparable loans originated for portfolio.  Since the first loss position is not impacted by loan seasoning, no adjustments are made to the initial loss percentages applied to the Fannie Mae performing loans.  Delinquent potential problem loans are individually evaluated for impairment and a reserve is established for losses expected to be incurred based upon each individual loan analysis.

d.
You disclose in Exhibit 99 to Form 8-K filed July 23, 2010 that you disposed of $32.2 million of non-performing loans held either in your loan portfolio or the portfolio of loans sold to FNMA, and that $14.4 million of those loans disposed of were held in your loan portfolio. Assuming the remaining $17.8 million of loans disposed were loans sold to FNMA with recourse, please tell us and revise future filings to provide a more thorough disclosure of the disposal transactions, including the proceeds from sale, the gain/loss recorded, and the effect of the disposals on the provision and allowance for loan losses.

RESPONSE: As disclosed in Exhibit 99, Dime sold five non-performing loans repurchased from the Fannie Mae portfolio totaling $14.2 million.  The loans were re-acquired at par from Fannie Mae by the Bank within the same quarter as the sale.  The loans were disposed of at approximately 90% of the par balance.  Since the Bank had previously provided for the 10% shortfall in disposal value, there was no loss incurred during the June 2010 quarter on these transactions, and thus there was no disclosure of losses on the sales.

We acknowledge our responsibility for clarity concerning the financial statements.  Nevertheless, at some level of detail, disclosure of proprietary information can put the Bank in a disadvantageous position when negotiating the sale of a mortgage note, or collateral, for it can provide prospective purchasers with significant knowledge about the Bank’s loss methodology and levels at which it is willing to accept short sales.  Even false expectations on the part of a prospective purchaser can hamper, delay, or prevent the Bank from engaging in a note or collateral sale at an otherwise fair price.

We will endeavor to expand our disclosures to provide sufficient clarity, and we would welcome any additional guidance from you in future filings with regard to our concern.

Note 11 - Securities Sold Under Agreements to Repurchase, page F-90

5.	We note you have a liability recorded for securities sold under agreements to repurchase.

Please revise future filings to disclose your accounting policy related to repurchase agreements or similar transactions, including whether you have sold securities under agreements to repurchase for which you have applied sales accounting treatment or whether you account for all such sales as a financing transaction.

RESPONSE:  All future filings will disclose that our securities sold under agreement to repurchase are appropriately accounted for as financing transactions.

Note 17 - Fair Values, page F-103

6.
You disclose on page F-105 that the fair value of impaired loans are "generally" based on recent real estate appraisals, and that these appraisals routinely include significant adjustments made by the appraisers. We also note your disclosure on page F-12 that you generally initiate foreclosure proceedings when a loan enters non-accrual status and that "at some point during the foreclosure proceedings," you procure a current appraisal. Please address the following;

a.	Please revise your future filings to disclose your policies for obtaining updated appraisals on loans.

RESPONSE:  All future filings will disclose the Bank’s policy for obtaining an appraisal on loans, which requires that an appraisal be ordered for all non-accrual multi-family residential, mixed use or commercial real estate loans for which the most recent appraisal is more than one year old.

b.
Tell us and revise your disclosures in future filings to clarify the specific circumstances in which the fair value of impaired loans are not based on unadjusted recent real estate appraisals, and how frequently this occurs.

RESPONSE:  For clarification, any adjustments that the Bank has made to independent third-party real estate appraisals have been downward based upon its own lending expertise and/or experience with the subject property, utilizing such factors as potential note sale values, or a more refined estimate of costs to repair and time to lease the property.  Utilization of such adjustments will be disclosed, as warranted, in all future filings.  Otherwise fair value is always based on appraised value, which we believe is a superior indication of value for our real estate collateralized loans.  In addition, adjustments for potential disposal costs are also considered when determining the final appraised value.

c.
Tell us the average delay (e.g, days, months, etc.) between when a loan enters non- accrual status, when you initiate foreclosure proceedings, and when you obtain an updated appraisal. Your response should essentially walk us through your process for an average loan that enters non-accrual status.

RESPONSE:  A loan enters nonaccrual status once it has missed three consecutive monthly payments.  The Bank generally begins foreclosure proceedings immediately upon the loan entering nonaccrual status, unless an active dialogue with the borrower is underway seeking timely resolution of the delinquency.  Such dialogues sufficient to warrant a delay in exercising our remedies are not common.

If the most recent appraisal is more than one year old, an appraisal is ordered, and is typically received within two to four weeks of being ordered.

d.
To the extent possible, please tell us the average age of the appraisals used to determine the fair value of your collateral-dependent impaired loans at December 31, 2009, March 31, 2010 and June 30, 2010 for your impaired loans.

    RESPONSE:  The average age of appraisals used to determine the fair value of impaired loans was 15.3 months at December 31, 2009, 6.4 months at March 31, 2010 and 9.6 months at June 30, 2010.

e.
Tell us whether estimates or adjustments were made and reflected in your financial statements for appraisals in process or that were otherwise delayed for any particular quarter or at year end. If so, please quantify these estimates or adjustments as of each period end.

RESPONSE:  As part of the quarterly evaluation of the adequacy of the allowance for loan losses, any appraisals that are deemed necessary to adequately evaluate problem loans are requested.  An appraisal typically takes between two and four weeks to complete and is generally received in time for the quarterly evaluation.  As noted in the response to 6d above, the average age of appraisals on impaired loans is currently less than one year.  As a result, appraisal information is generally timely when the Bank is completing its quarterly analyses of the allowance for loan losses and related provisioning.  Had any appraisal that was in process at quarter-end determined a value that would have required a material change to our loan loss provision and/or reserve balance, we would have reflected this revised valuation in our public filings.

f.
Given that ASC 310-10-35-22 permits impairment measurements on collateral dependent loans to be based on the fair value of the underlying collateral as a "practical expedient", tell us what consideration you gave to using a discounted cash flow model to measure impairment on those loans for which current appraisals were not available. To this extent, if you did not use external appraisals to fair value the collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

RESPONSE:  Given the nature of its loan portfolio and the recent nature of its appraisals, the Bank has been able to rely upon appraised values of the underlying collateral when evaluating loans for impairment under ASC 310-10-35-22.

7.
You disclose that impaired loans are classified as Level 3 because "significant" adjustments are "routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available." Please provide us with the following information regarding the adjustments that were made:

a.
Specifically identify whether the adjustments were made by external appraisers as part of their normal appraisal process or whether these adjustments were made by the bank to the final appraised values received from the independent appraisers.

RESPONSE:  The great majority of the adjustments referenced in that disclosure related to adjustments made by the independent external appraisers in the normal process of their appraisals.  On occasion, the Bank's appraisal reviewer will make a further reduction in the appraised value (below the written appraisal value) if he believes that the adjustments made in the independent appraisal are too optimistic.  These adjustments often reflect subsequent or unique information to which the appraisal reviewer is privy, such as those discussed in response 6b above.  Upward adjustments are never made internally.

b.
Provide greater detail about the circumstances in which adjustments were required to appraisals. For example, tell us whether the adjustments are most often applied in certain geographic areas where the properties are located or whether the adjustments are more concentrated among loan types. As part of your response, please provide some quantitative and qualitative information discussing the impact and regions where adjustments were necessary, including nature of properties where adjustments were made.

RESPONSE:  Since the great majority of our loans are concentrated in our local marketplace, geographical adjustments to the appraisals are not warranted. To the extent that values vary from neighborhood to neighborhood within the New York City metropolitan area, this variance is accounted for within the independent appraisal.  Please refer to the response to 7a above for other circumstances under which adjustments may be made to the appraised values of the collateral underlying our loans.

c.	Tell us how the significant adjustments were made to the appraisal values and whether the adjustments typically resulted in an increase or decrease in the appraisal value.

RESPONSE:  Please see the responses to 7a and 7b, above.  As previously indicated, please note that any internal adjustments to the appraised values are downward.

Exhibit 12.1

8.	Please revise future filings to present your ratio of earnings to fixed charges and preferred stock dividends for each of the periods required by Item 503(d) of Regulation S-X.

                                        RESPONSE:  All future filings will reflect all requisite prior period disclosure for the computation of earnings to fixed charges in accordance with Item 503(d) of Regulation S-X.  These ratios have been disclosed in the Company's Registration Statement No. 333-158477 on Form S-3 filed on April 8, 2009.

Form 8-K filed July 23, 2010

Exhibit 99

9.
We note that you disposed of $32.2 million of non-performing loans held either in your loan portfolio or the portfolio of loans sold to Fannie Mae. You further disclose that $14.4 million of those loans disposed of were held in your loan portfolio. Please tell us and revise future filings to provide a more thorough disclosure of the disposal transactions, including the proceeds from sale, the gain/loss recorded, and the effect of the disposals on the provision and allowance for loan losses.

RESPONSE:  In May 2010, the Bank re-acquired, at par, five loans to one borrower sold with recourse to FNMA with an aggregate principal balance of $13.35 million, net of an aggregate reserve of

$871,000 recognized on the date of re-acquisition.  In late June 2010, we sold these loans for an amount approximating the $13.35 million carrying balance.  Since no additional material economic gain or loss / charge-off was recognized during the quarter ended June 30, 2010, no disclosures were made in the 8-K filing.

Also, in late June 2010, the Bank sold five portfolio loans to one problem borrower with an aggregate remaining principal balance of $13.2 million for $9.5 million.  Aggregate charge-offs of $4.0 million (including escrow advances) were recognized upon completion of this sale, and were disclosed in the 8-K document.

The remaining $5 million related to loan note sales at or near the recorded outstanding loan balance, thus no disclosure of loss/ charge-off was made in the 8-K filing.

10.
    We note your disclosure that charge-offs of $5 million were recorded during the quarter ended June 30,2010, and that "approximately $4 million of those related to the resolution of five non-performing loans held by an individual borrower." We also note that charge- offs recorded in prior periods fluctuated significantly, from $583,000 to $9 million to $769,000 at December 31, 2008, December 31,2009 and
    March   31,2010, respectively. Please tell us and revise future filings to more thoroughly describe the specific reason(s) for the significant fluctuations in recorded charge-offs.

 RESPONSE.  The significant fluctuations in recorded charge offs from quarter to quarter are due to the following: (1) there have been so few problem loans; (2) the average loan size of loans in the portfolio is larger than a typical single family portfolio; (3) one borrower occasionally has a portfolio of loans financed by the Bank, therefore when such a borrower encounters payment problems it can affect several loans simultaneously; and (4) the timing and resolution of problem loans is unpredictable.

Unaudited Core Earnings and Core Cash Earnings Reconciliations

11.	We note your presentation of Core Earnings and Core Cash Earnings here. Please revise your future filings to address the following:

a.
The title of Core Earnings does not appear appropriate in light of the fact that most of the adjustments you are making to exclude from Core Earnings are directly related to the on-going operations of a bank. As such, it would not appear appropriate to give the reader these are not part of your core operations. Please revise your title accordingly to more accurately reflect the nature of this measure.

          RESPONSE:  So noted.  The Company has endeavored to help analysts, investors and other readers of the financial reports easily identify items of a non-recurring nature, so that they can better forecast our future earnings based upon our current operating results.  However, we will discard the use of the term "core" in this context, in light of your comment.

b.
You state here "Core cash earnings and related data are also 'Non-GAAP Disclosures.'  These disclosures present information which management considers useful to the readers of this report since they present a measure of the tangible equity generated from operations during each period presented." Please revise this disclosure to more clearly explain the relationship between core cash earnings and tangible equity. Please revise to more clearly describe how you use core earnings and related measures. Separately identify how you believe each of these measures is useful to investors.

          RESPONSE:  A relationship exists between “cash earnings” (not core cash earnings) and “tangible equity.”  The financial concept of cash earnings is a holdover from the years before the amortization of Goodwill was discontinued with the issuance of FAS 142 in June 2001.  Until that time, the Company’s cash earnings were significantly higher than reported earnings.  Management believed it was important to show both numbers because cash earnings had a greater impact on the growth of tangible equity than did reported earnings.  There are many important regulatory measures of bank capital; however, tangible equity is the capital measure upon which management levers the growth in assets of the Company.  For that reason it provides insight to the readers of our financial reports about the Company’s and the Bank’s ability to grow its total assets, and by extension, its earnings.  All other capital measures are derived from the measure of tangible equity.  Therefore, it was important for readers of the financial statements to understand that tangible equity was growing significantly faster than was reflected in reported earnings.

          However, with the passage of time, and due to the discontinuance of amortization of Goodwill, the difference between cash earnings and reported earnings since 2002 has become immaterial for the
          Company, as it has declined from a variance of 44% in 1999 to 10% in 2009.  Therefore, rather than expand our disclosure for cash earnings, we will discontinue the use of that measure in our financial presentations.

c.
To the extent you continue to provide alternative Non-GAAP per share measures, revise to clearly discuss the significant limitations of these measures, including the fact that all of the charges excluded from the measure still accrue to shareholders.

                                                  RESPONSE:  We will revise future filings in accordance with the Staff’s comments.  See also responses 11a and 11b, above.

d.
Please revise your future filings to omit your measure of Core Cash Earnings. The measure as you present it here appears to be an adjusted operating measure rather than an adjusted cash flow measure. As such, it is inappropriate to include this measure as long as it is characterized as a cash flow measure. Refer to Item 10(e) of Regulation S-K.

                                                  RESPONSE:  We will revise future filings in accordance with the Staff’s comments.  See also responses 11a and 11b, above.

We appreciate the efforts of the Staff in this review process.

If you have any questions or comments with respect to the responses we have provided regarding your letter dated August 6, 2010, please do not hesitate to contact me at (718) 782-4348.

Sincerely,

/s/ KENNETH J. MAHON
Kenneth J. Mahon
First Executive Vice President
   and Chief Financial Officer

ACKNOWLEDGMENT

     Re:   Form 10-K for the Year Ended December 31, 2009 and Form 8-K Filed July 23, 2010 (the “Filing”)

            On behalf of Dime Community Bancshares, Inc. (the “Company”) this will acknowledge:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

                                                                 DIME COMMUNITY BANCSHARES, INC.

                                                                By: /s/ KENNETH J. MAHON

                                                                     Kenneth J. Mahon
                                                                     First Executive Vice President and Chief
                                                                     Financial Officer

Date: September 3, 2010